

Mail Stop 7010

November 14, 2006

Mr. Ian P. Cameron
Senior Vice President, Finance and Chief Financial Officer
Methanex Corporation
Suite 1800, 200 Burrard Street
Vancouver, British Columbia V6C 3M1 Canada

RE: Form 40-F for the Fiscal Year ended December 31, 2005
Forms 6-K for the Fiscal Quarters ended March 31, 2006, June 30, 2006
and September 30, 2006
File No. 0-20115

Dear Mr. Cameron:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2005

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. These revisions should be included in your future filings, including your interim filings where applicable.

Exhibit 2

Management's Discussion and Analysis, Results of Operations, page 34

2. Revenues in the United States represented 35% of total revenues in 2005. Under segmented information in Note 11 you disclosed that revenues in the United States declined from $656.7 million in 2004 to $585.8 million in 2005. Please revise your management's discussion and analysis disclosures to quantify the reasons for significant changes in net sales and operating income in the United States in terms of the amount of increase or decrease due to prices, volume and foreign currency. Please also discuss the underlying reasons for these and other changes. Please also revise your management's discussion and analysis disclosures to quantify the reasons for significant changes in net sales and operating income on a consolidated basis.

New Zealand, page 46

3. The frequent shutdowns of the Waitara facility and its classification as a flexible asset appear to be indications of potential impairment. Please tell us the factors that you considered in concluding that the Waitara facility was not impaired in 2005 and 2006. Please provide us with your analysis of the potential impairment of this facility and other relevant supporting documentation.

Financial Statements

Consolidated Statements of Cash Flows, page 59

4. You disclosed a cash inflow from investing activities of $31.1 million from incentive tax credits related to plant and equipment acquired and a cash outflow of $29 million for changes in non-cash working capital related to investing activities. Since you disclosed in your accounts receivable footnote that you had a receivable outstanding for incentive tax credits of $31.1 million it does not appear that you actually received the cash related to these credits in 2005. Please tell us the basis in Canadian GAAP for reflecting these credits as a cash inflow rather than as a non-cash investing activity. Please also tell us the basis in Canadian GAAP for reflecting the net change in non-cash working capital related to

investing activities as an investing cash flow. Please refer to CICA section 1540.46.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Branch Chief